Exhibit 17.2

July 27, 2012

The Chairman of the Board

The Lead Independent Director

Duke Energy Corporation

526 South Church Street

Charlotte, North Carolina  28202

Dear Mr. Rogers and Ms. Gray:

My resignation from the Board of Directors

I am deeply disappointed in the corporate governance practices of Duke Energy Corporation (the “Company”) as evidenced by the meeting of the Company’s Board of Directors on Monday, July 2, 2012 (the “Meeting”), and the ensuing events.  I do not believe that I can contribute effectively as a Director in this environment.  Therefore, I believe it is in the best interests of shareholders that I resign from my position on the Board of Directors of the Company and as a member of each of the committees of the Board of Directors of which I am a member, in each case effective immediately, in accordance with Section 3.05 of the Company’s By-Laws.  In light of the extensive publicity and public hearings surrounding the events related to the Meeting, I feel a responsibility to outline briefly my principal concerns regarding the Company’s corporate governance practices in the hope that the Company will make needed changes for the benefit of its shareholders.

Conduct of the July 2 Meeting.

On the afternoon of the July 2 closing of the merger between Duke Energy and Progress Energy, the Board of Directors of the newly merged Duke Energy met via telephone to cover a pre published agenda of ministerial and organizational matters.  These matters were addressed based on written materials provided in advance and they included the election, pursuant to the merger agreement, of Bill Johnson as CEO and of Jim Rogers as Executive Chairman of the combined company.  At the conclusion of this full Board session, which took about 20 minutes, the Company’s Lead Independent Director called for an executive session of the Board.  She opened the executive session by stating that she would introduce a motion to remove Bill Johnson as CEO and appoint Jim Rogers as CEO.

No notice had been given to the six Progress independent directors who had joined the combined company Board that a change in the CEO position would be an agenda item at that Meeting; and no written materials had been, or were, provided at the Meeting to support removing Bill; nor were any materials provided to support the election of Jim.  In response to numerous comments and questions by the Legacy Progress Directors on the reasons for Bill Johnson’s removal, the sole reason, given repeatedly by Ms. Gray was Bill’s leadership style.

During this executive session, the Legacy Progress Directors commented forcefully and positively on their experience with Bill’s effectiveness at Progress as well as his leadership roles in key utility industry organizations and on their confidence in his strong qualifications for the CEO position in the combined company.  The Legacy Progress Directors also expressed strong concerns that the precipitous CEO switch would create significant negative fallout among shareholders, regulators, rating agencies, employees and the recently elected impressive combined senior management team which had been chosen by mutual agreement of Progress and Duke.  Concern was also expressed about the likely negative perception that would be created of Duke’s corporate governance processes.  Although the executive session lasted for well over an hour, no Legacy Duke Director other than Ms. Gray spoke about the Legacy Duke Directors’ rationale for their actions nor did any Legacy Duke Director engage in any discussion of the points raised by the Legacy Progress Directors.  Although Ms. Gray did speak, she did not engage in a dialogue on the comments, and eventually called for a vote.

It would be difficult not to conclude that the Legacy Duke Directors had come to the Meeting having made a decision to remove Bill and that Ms. Gray was going through the technical requirement to execute the decision to remove Bill by bringing the matter to a vote knowing that the Legacy Duke Directors would carry the vote through their majority position.

Stated rationale for the removal of Mr. Johnson as CEO.

The Legacy Duke Directors, with Ms. Gray as their spokesperson, gave no reasons other than perceived leadership style.  Subsequent to the announcement of Bill’s removal, additional concerns about Bill have been expressed by Legacy Duke Board members.  However, none of those concerns was raised for discussion with the Legacy Progress Board Directors either in the eighteen months between the signing of the merger agreement and its closing or in the Meeting of July 2 where he was removed.

Stated rational for the appointment of Mr. Rogers as CEO.

From the outset of the merger negotiations, it was understood between Progress and Duke that Mr. Rogers should not be the CEO of the combined company.  It was surprising, therefore, that there was no discussion at the Meeting of why Mr. Rogers was now a good fit as CEO of the combined company or whether alternatives to appointing him as CEO had been discussed once the Legacy Duke Directors concluded that they were not going to move forward after the closing with Mr. Johnson as CEO.

Possible next steps for consideration to restore trust and confidence.

In light of the negative reaction among important constituencies to the corporate governance issues raised by the events described, I believe that the Company faces major hurdles in restoring trust and confidence.  I believe the Company needs to review its corporate governance and to take steps to address any deficiencies.  I believe that an in depth review of complex and sensitive operational areas of both Legacy Progress and Legacy Duke should be completed and discussed promptly by the combined Board to arrive at a shared Board understanding of these issues.  I would urge that the Board assume an active role in guiding the Company’s approach to restoring the trust of regulators, rating agencies, investors, customers and employees.  One step that would, in my view, go a long way to addressing the firestorm of concerns which have resulted from the actions of July 2 would be the immediate announcement of a well designed, formal CEO search process.

Sincerely yours,

/s/Theresa M. Stone

Theresa M. Stone

cc:     Corporate Secretary, Duke Energy Corporation

         North Carolina Utilities Commission